SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-49650

TORM A/S
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten common shares of TORM A/S
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.                      Exchange Act Reporting History

A.
TORM A/S (formerly A/S Steamship Company) (“TORM”) first incurred the duty to file reports under Section 13(a)/Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on February 27, 2002, upon the effectiveness of TORM’s registration statement on Form 20F in connection with the listing of TORM’s securities on the NASDAQ Capital Market.  TORM’s common stock, as represented by American Depository Shares (“ADSs”), began trading on the NASDAQ Capital Market on April 17, 2002.

B.
TORM has filed or submitted all reports required under Section 13(a)/Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F.  TORM has filed at least one annual report under Section 13(a) on Form 20-F in the 12 months preceding the filing of this form.

Item 2.                      Recent United States Market Activity

TORM has not offered or sold any securities in a registered offering under the Securities Act of 1933, as amended.

Item 3.                      Foreign Listing and Primary Trading Market

A.	The primary trading market for TORM’s common shares is the NASDAQ OMX Copenhagen (the “NASDAQ OMX”) in Copenhagen, Denmark.

B.
TORM’s common shares began trading on the NASDAQ OMX during 1905.  TORM has maintained a continuous listing of its common shares on the NASDAQ OMX for the 12 months preceding the date of the filing of this Form 15F.

C.
TORM filed a Form 25F on July 9, 2013 and the de-listing of its ADSs from NASDAQ became effective on July 19, 2013.  During the 12-month period from January 7, 2013 to January 6, 2014, 80% of TORM’s common shares traded on the NASDAQ OMX and 20% of TORM’s common shares traded on the NASDAQ Capital Market.

Item 4.                      Comparative Trading Volume Data

Not applicable.

Item 5.                      Alternative Record Holder Information

As of January 6, 2014, the number of U.S. record holders of TORM common shares was 79.

Item 6.                      Debt Securities
Not applicable.

Item 7.                      Notice Requirement

On January 8, 2014, TORM published a press release, which was disseminated by the NASDAQ OMX, announcing its intent to terminate its duty to file reports under Section 13(a)/Section 15(d) of the Exchange Act.

A copy of the press release is attached as Exhibit 1 to this Form 15F.

Item 8.                      Prior Form 15 Filers

Not applicable.

PART II

Item 9.                      Rule 12g3-2(b) Exemption

TORM will publish the information under Rule 12g3-2(b)(1)(iii), in English, on its website (www.torm.com).

PART III

Item 10.                    Exhibits

Exhibit 1   Press Release dated January 8, 2014.

Item 11.                    Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, TORM A/S has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, TORM A/S certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TORM A/S

Date: January 8, 2014	By:	/s/ Jacob Meldgaard
	Name:	Jacob Meldgaard
	Title:	Chief Executive Officer